RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

NASDAQ: RGCO

April 6, 2016

Ms. Mara L. Ransom

Assistant Director, Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-1090

Responded via EDGAR and E-mail

RE:	RGC Resources, Inc. (“the Company”)

Form 10-K for Fiscal Year Ended September 30, 2015

Definitive Proxy Statement on Schedule 14A

Filed December 10, 2015

File no. 0-26591

Dear Ms. Ransom,

This letter is in response to the comment letter dated March 23, 2016, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s filing referenced above. We have set forth below the text of the Staff’s comments in full, followed by the Company’s response to the Staff’s comments.

COMMENT:

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

1.	Please expand your disclosure to address significant changes to the amount of compensation earned by your NEOs in the fiscal year ended September 30, 2015. For example, provide a discussion and analysis of the factors that led to the compensation committee’s decision to increase the base salaries of your NEOs and how the amount of the increase(s) was determined. Please refer to Item 402(b)(1)(v) and Instruction 2 to Item 402(b) of Regulation S-K. Please include these disclosures in future filings to the extent they are material.

RESPONSE:

The Company acknowledges this request and will provide a discussion and analysis of the factors involved in any significant changes to the amount of compensation earned by our NEOs, including those that support the increase(s) in base salaries of the Company’s NEOs in future filings.

Ms. Mara L. Ransom

April 6, 2016

COMMENT:

Compensation Elements, page 11

2.	We note that you granted an annual cash bonus to your NEOs for “delivering outstanding results.” We further note that you also granted your NEOs stock options. In future filings, please disclose whether you use specific performance metrics in determining whether to award cash, stock, or stock option-based bonuses under your Annual Bonus Incentive, Employee Stock Option, and Stock Bonus Plans. If so, please disclose any minimum performance thresholds, target payout percentages, and your performance as a percentage of those performance metrics. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. Please provide us with a sample of your proposed disclosure.

RESPONSE:

Annual Bonus Incentive Plan

In response to the Staff’s comment, the Company proposes the following disclosure for its future filings in the Annual Bonus Incentive Plan Compensation section of the CD&A:

Previous:	“This plan provides for a cash bonus based on the achievement of annual corporate goals and objectives.”

Proposed:	“The Annual Bonus Incentive Plan provides for a cash bonus based on the achievement of (1) certain qualitative goals for each named executive officer, which may be individual in nature or for the Company as a whole, and (2) targets for earnings per share of the Company for the fiscal year. The plan does not set a percentage amount by which the achievement of qualitative goals, on the one hand, and earnings targets, on the other hand, contribute towards the bonus amount. The Board, upon the recommendation of the Compensation Committee, makes a determination on such relative contributions at the time it determines and awards bonuses to named executive officers. For 2015, the percentage contribution towards the bonus amount of the achievement of qualitative goals ranged approximately from 55% to 80% among the named executive officers, versus approximately 45% to 20% in respect of the achievement of the earnings targets. The Compensation Committee evaluates achievement by each named executive officer of his or her qualitative goals and then recommends to the Board an amount of bonus to be awarded in respect of such achievement. The plan sets forth minimum, target and maximum earnings per share that may be achieved.

Name	Metric	Minimum	Target	Maximum	Paid	% of Target
John S. D’Orazio	Performance Achievements	$—	$74,000	$174,000	$76,900	103.9
Paul W. Nester	Performance Achievements	—	32,500	55,000	30,000	92.3
Robert L. Wells, II	Performance Achievements	—	25,500	46,000	27,000	105.9
Carl J. Shockley	Performance Achievements	—	28,500	49,000	27,800	98.8
Dale Parris	Performance Achievements	—	25,500	46,000	25,200	97.5

Key Employee Stock Option Plan

The Company proposes the following disclosure change with respect to the Key Employee Stock Option Plan section of the CD&A:

Previous:	“There were 17,000 shares granted in 2015 to the named officers based on the Compensation Committee’s assessment of the appropriate allocation of options among the officer group.”

Ms. Mara L. Ransom

April 6, 2016

Proposed:	“There were 17,000 shares granted in 2015 to the named officers based on each officer’s level of responsibility and the Compensation Committee’s ongoing decision to link a portion of officer compensation directly to long-term corporate performance. The Compensation Committee did not use specific performance metrics in making these grants.”

Stock Bonus Plan

The Company proposes the following disclosure change with respect to the Stock Bonus Plan section of the CD&A:

Previous:	The Stock Bonus Plan contains a policy that executive officers are encouraged to own a position in the Company’s common shares equal to at least 50% of the value of their annual salary. To promote this policy, the Plan provides that all officers with stock ownership positions below 50% of the value of their annual salaries must, unless approved by the Committee, use no less than 50% of the amount of any performance incentive bonus to acquire common shares from the Company under the plan.

Proposed:	The Company has not made awards under the Stock Bonus Plan in recent years to NEOs. The plan, however, contains a policy that executive officers are encouraged to own a position in the Company’s common shares equal to at least 50% of the value of their annual salary. Therefore, any officer with a stock ownership position less than 50% must use a minimum of 50% of the amount of any cash bonus (e.g., under the Annual Bonus Incentive Plan) to purchase common shares directly from the Company under the Stock Bonus Plan.

*            *             *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (540) 777-3837.

Very Truly Yours,

/s/ Paul W. Nester

Vice-President, Treasurer, Secretary and Chief Financial Officer

cc:	John S. D’Orazio, President and CEO, RGC Resources, Inc.

Jason Ross, Brown Edwards & Company, LLP

Talfourd H. Kemper, Jr., Woods Rogers PLC

Danilo Castelli, Attorney Advisor, U.S. SEC

Lisa M. Kohl, Legal Branch Chief, U.S. SEC